AF

VF 3-18-02

02019575

ED STATES
XCHANGE COMMISSION
on, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8- 50816

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC RECEIVED PROCESSING MAR 12 2002 366

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WESTWOOD PARTNERS, LTD.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 LEXINGTON AVENUE, SUITE 300
(No. and Street)

NEW YORK (City) NY (State) 10170 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DONALD M. KLEBAN 212-297-6166
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARKS PANETH & SHRON LLP
(Name — *if individual, state last, first, middle name*)

622 THIRD AVENUE (Address) NEW YORK (City) NY (State) 10017 (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
P APR 04 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DONALD M KLEBAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WESTWOOD PARTNERS, LTD., as of DECEMBER 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

PHAEDRA M. ANGELIADES
Notary Public, State of New York
No. 02AN6028665
Qualified in New York County
Commission Expires August 2, 2005

Notary Public

Signature

President

Title

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WESTWOOD PARTNERS, LTD.

AUDITORS' REPORT PURSUANT TO RULE 17a-5

DECEMBER 31, 2001

CONTENTS

	Page
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENTS	
STATEMENT OF FINANCIAL CONDITION	2
STATEMENT OF INCOME	3
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY	4
STATEMENT OF CASH FLOWS	5
NOTES TO FINANCIAL STATEMENTS	6-7
SUPPLEMENTAL INFORMATION	
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1	8
AUDITORS' STATEMENT PURSUANT TO RULE 17a-5(d)(4)	9

MPS Marks Paneth
& Shron LLP

Certified Public Accountants
and Consultants

INDEPENDENT AUDITORS' REPORT

Board of Directors
Westwood Partners, Ltd.

We have audited the accompanying statement of financial condition of Westwood Partners, Ltd. (An S corporation) as of December 31, 2001 and the related statements of income, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S.generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Westwood Partners, Ltd. at December 31, 2001 and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8 and 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Marks Paneth & Shron LLP

New York, NY
February 22, 2002

622 Third Avenue
New York, NY 10017-6701

88 Froehlich Farm Boulevard
Woodbury, NY 11797-2921

Website www.markspaneth.com
Associated worldwide

WESTWOOD PARTNERS, LTD.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

Cash		$ 14,504
Prepaid expenses		1,868
Investments		3,300
		$ 19,672

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accounts payable and accrued expenses		$ 2,900
STOCKHOLDERS' EQUITY		
Common stock, no par value, 1,000 shares authorized, 1,000 shares issued and outstanding	$ 8,500	
Retained earnings	8,272	
Total Stockholders' Equity		16,772
		$ 19,672

See notes to financial statements.

WESTWOOD PARTNERS, LTD.

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2001

REVENUES FROM FEES		$ 9,500
GENERAL AND ADMINISTRATIVE EXPENSES		
Filing fees	$ 1,332	
Professional fees	1,900	
Other	1,129	
Total General and Administrative Expenses		4,361
NET INCOME		$ 5,139

See notes to financial statements.

WESTWOOD PARTNERS, LTD.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2001

	Common Shares	Common Stock	Retained Earnings	Total Stockholders' Equity
Balance, January 1, 2001	1,000	$ 8,500	$ 3,133	$ 11,633
Net income	-	-	5,139	5,139
Stockholder distributions	-	-	-	-
Balance, December 31, 2001	1,000	$ 8,500	$ 8,272	$ 16,772

See notes to financial statements.

WESTWOOD PARTNERS, LTD.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 5,139
Adjustments to reconcile net income to net cash provided by operating activities:	
Decrease in accounts payable and accrued expenses	(250)
Increase in prepaid expenses	(890)
Net Cash Provided by Operating Activities	3,999
CASH FLOWS FROM INVESTING ACTIVITIES	-
CASH FLOWS FROM FINANCING ACTIVITIES	-
INCREASE IN CASH	3,999
CASH	
Beginning of year	10,505
End of year	$ 14,504
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION	
Net cash refunded during the year for:	
State and local income taxes	$ (408)

See notes to financial statements.

WESTWOOD PARTNERS, LTD.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

1. BUSINESS DESCRIPTION

Westwood Partners, Ltd. ("the Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). Fee income is derived from services rendered in connection with the private placement of securities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Income Taxes

The Company has elected to be taxed as an S corporation under applicable Federal and New York State tax regulations. Accordingly, Federal income taxes are the responsibility of the individual shareholders, and therefore are not reflected in the financial statements. The Company is subject to limited state and local income taxes.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures.

3. INVESTMENTS

Investments consist of 300 warrants to acquire 300 shares of NASDAQ Stock Market, Inc., a privately held company. The warrants are not readily marketable, and accordingly are stated at cost in the accompanying statement of financial condition.

4. RELATED PARTY TRANSACTIONS

A law firm that is related through common ownership provides office facilities and administrative services to the Company at no charge.

5. FINANCIAL INSTRUMENTS

In addition to cash fees earned, the Company generally also receives warrants to purchase the common stock of its client companies. The warrants are generally issued with an exercise price equal to the offering price of the related private placement, and are usually exercisable for a period of five years. In management's opinion, the warrants have no value at the time of issuance, and accordingly, are not recognized in the Company's financial statements.

6. NET CAPITAL AND RESERVE REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934. The Rule requires the maintenance of minimum net capital, as defined, and requires that the ratio of aggregate indebtedness, as defined, to net capital not exceed 15 to 1.

At December 31, 2001, the Company's net capital under the rule was $11,604, which exceeded required net capital of $5,000 by $6,604 and the ratio of aggregate indebtedness to net capital was 0.25 to 1.

Under the exemptive provisions of rule 15c3-3, the Company is not required to segregate funds in a special reserve account for the exclusive benefit of customers, and is not subject to certain other requirements of the Customer Protection Rule.

WESTWOOD PARTNERS, LTD.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2001

STOCKHOLDERS' EQUITY		$ 16,772
NON-ALLOWABLE ASSETS		
Investments	$ 3,300	
Prepaid expenses	1,868	
Total non-allowable assets		5,168
NET CAPITAL		11,604
MINIMUM NET CAPITAL REQUIRED		
$5,000 or 6-2/3% of aggregate indebtedness of $2,900, whichever is greater		5,000
EXCESS NET CAPITAL		$ 6,604
AGGREGATE INDEBTEDNESS		
Accounts payable and accrued expenses		$ 2,900
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.25

WESTWOOD PARTNERS, LTD.

AUDITORS' STATEMENT PURSUANT TO RULE 17a-5(d)(4)

DECEMBER 31, 2001

No material differences exist between the Computation of Net Capital Under Rule 15c3-1 as reported in the accompanying auditors' report and as reported by Westwood Partners, Ltd. in Part IIA of Form X-17A-5 for the quarter ended December 31, 2001.

WESTWOOD PARTNERS, LTD.

AUDITORS' SUPPLEMENTAL REPORT ON
INTERNAL CONTROL

DECEMBER 31, 2001

Marks Paneth & Shron LLP

Certified Public Accountants and Consultants

Board of Directors
Westwood Partners, Ltd.

In planning and performing our audit of the financial statements of Westwood Partners, Ltd. ("the Company"), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or

622 Third Avenue
New York, NY 10017-6701
Telephone 212 503 8800

88 Froehlich Farm Boulevard
Woodbury, NY 11797-2921
Telephone 516 992 5900

Website www.markspaneth.com
Associated worldwide

disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, National Association of Securities Dealers, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Moore Paneth + Shron LLP

New York, NY
February 22, 2002